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Danske Bank

Danske Markets / ALM
2-12 Holmens Kanal
1092 Copenhagen K
Telephone +45 33 44 00 00
Telefax +45 33 44 03 85

5 May 2004

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To:		From:	
Fax No.	+1 202 942 9628	Reference	Peter Holm / Knud Erik Kristensen
Company	Securities & Exchange Commission	Fax No.	+45 33 44 03 85
Department	Office of International Corporation	Telephone No.	+45 33 44 04 20 / +45 33 44 04 12
Attention	File No 82-1263	No. of pages (incl. this page)	26

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Danske Bank A/S - Rule 12g-3-2(b) filings

We are pleased to attach a copy of the Interim Report First Quarter of 2004 for Danske Bank Group.

Yours faithfully,

Danske Bank
Danske Markets / ALM

5/11

Danske Bank

Quarterly Report – First quarter of 2004

Stock Exchange Announcement No. 10/2004
May 6, 2004

Danske Bank

Danske Bank

Danske Bank Group – financial highlights 3

Review 4
Results 4
Capital and solvency 5
Balance sheet 5
Ratings 6
Incentive programmes 6
Accounting policies 7
International Financial Reporting Standards 7

Business areas 8
Banking Activities, Danske Bank 9
Banking Activities, BG Bank 10
Banking Activities, Norway 11
Banking Activities, Sweden 12
Other Banking Activities 13
Mortgage Finance 14
Danske Markets 15
Danske Capital 16
Danica Pension 17
Earnings from investment portfolios 18

Outlook for 2004 19

Accounts 20

Financial calendar 25

Contacts 25

Danske Bank

Danske Bank Group – financial highlights

CORE EARNINGS AND NET PROFIT FOR THE PERIOD (DKr m)	Q1 2004	Q1 2003	Index 04/03	Full year 2003
Net interest income from banking activities, etc.	3,709	4,026	92	15,593
Fee and commission income, net	1,559	1,475	106	5,910
Trading income	856	983	87	3,315
Other core income	293	247	119	1,127
Core insurance earnings	314	269	117	1,004
Total core income	6,731	7,000	96	26,949
Operating expenses and depreciation	3,473	3,679	94	14,820
Core earnings before provisions	3,258	3,321	98	12,129
Provisions for bad and doubtful debts	321	478	67	1,662
Core earnings	2,937	2,843	103	10,467
Earnings from investment portfolios	523	229	228	2,569
Profit before tax	3,460	3,072	113	13,036
Tax	1,020	813	125	3,750
Net profit for the period	2,440	2,259	108	9,286
Portion attributable to minority interests	-	-	-	-

BALANCE SHEET (DKr bn)	Q1 2004	Q1 2003	Index 04/03	Full year 2003
Bank loans and advances	410	390	105	397
Repo loans	144	80	180	126
Mortgage loans	503	478	105	498
Bonds and shares	429	438	98	494
Due to credit institutions and central banks	364	349	104	300
Deposits	448	429	104	435
Repo deposits	50	29	172	49
Issued bonds	723	689	105	765
Subordinated debt	33	30	110	34
Shareholders' equity	62	63	98	60
Total assets	1,842	1,764	104	1,826

RATIOS AND KEY FIGURES	Q1 2004	Q1 2003	Index 04/03	Full year 2003
Net profit for the period per share, DKr	3.6	3.2		13.3
Net profit for the period as % p.a. of average shareholders' equity	15.9	14.7		15.2
Core earnings as % p.a. of average shareholders' equity	19.9	18.4		17.1
Cost/core income ratio, %	51.6	52.6		55.0
Solvency ratio, excl. net profit for the period, %	10.3	10.1		11.0
Core (tier 1) capital ratio, excl. net profit for the period, %	7.1	7.4		7.7
Share price end of period, DKr	137.9	113.1		138.8
Book value per share, DKr	92.9	88.2		89.9
Number of full-time-equivalent staff, end of period:				
Danske Bank and consolidated subsidiaries	15,847	16,722		16,114
Non-consolidated subsidiaries (insurance companies)	829	837		821

Review

- Net profit up 8% on the first quarter of 2003
- 13% increase in earnings per share
- Cost/core income ratio improved from 52.6% to 51.6%
- Satisfactory earnings from investment portfolios
- Core earnings expectations for 2004 unchanged

Results for the first quarter of 2004

Danske Bank Group recorded a net profit of DKr2,440m for the first quarter of 2004, against DKr2,259m for the first quarter of 2003.

Group core earnings in the first quarter matched the expectations announced at the presentation of the Annual Report for 2003.

Core income

In the first quarter of 2004, core income fell by 4%, or DKr269m, compared with the same period the year before.

Net interest income declined by 8%. Increasing business volume in the banking and mortgage finance areas could not fully compensate for the decline in money market rates in the Scandinavian markets. The falling rates put downward pressure on the deposit margin and led to a smaller return on allocated capital. The total effect of the fall is estimated at DKr270m. Moreover, the depreciation of the Norwegian krone had an adverse effect on net interest income.

Net income from fees and commissions went up by 6%, partly as a result of growing interest in securities trading among customers and an increase in lending.

Trading income fell by 13%. The decline was due mainly to a negative effect of the currency hedging of earnings at non-Danish units.

Other income rose by 19%, partly due to one-off income from the sale of real property. Core earnings from the insurance business went up by 17%, primarily as a result of increasing business volume.

Expenses

The Group's operating expenses and depreciation declined by 6%, mainly as a result of staff reductions completed in 2003 and falling severance expenses. The cost/core income ratio improved to 51.6%, down from 52.6% in the same period of 2003.

Provisions for bad and doubtful debts

Provisions for bad and doubtful debts amounted to DKr321m, against DKr478m in the first quarter of 2003. Bad and doubtful debts stood at 0.11% p.a. of total loans, advances and guarantees, against 0.18% p.a. at the same time the year before. The Group's expected average loss during a full business cycle is estimated at around 0.19% p.a.

Core earnings

Against this background, core earnings increased by 3% to DKr2,937m.

Earnings from investment portfolios

Earnings from investment portfolios totalled DKr523m, against DKr229m in the first quarter of 2003. Investment portfolios in the banking business generated earnings of DKr450m. Danica Pension recorded a profit of DKr73m on its investment portfolios, against a loss of DKr141m in the first quarter of 2003 when the Group postponed the booking of its life insurance risk allowance and therefore reduced earnings from investment portfolios by the same amount.

Tax

The Group's tax charge, including tax on loan loss reserves, is calculated to be DKr1,020m, corresponding to a tax rate of 29%.

Return on equity

The return on equity was 15.9% p.a., against 14.7% p.a. in the first quarter of 2003. Earnings per share rose to DKr3.6 - an increase of 13%.

Capital and solvency

Share capital

At the annual general meeting on March 23, 2004, shareholders decided to reduce the share capital by a nominal amount of DKr394,100,970 by cancelling the shares bought back under the repurchase programme in 2003. When the capital reduction is registered after the stipulated deadline for claims from shareholders at the end of June, the share capital will amount to DKr6,722,657,520 divided into 672,265,752 shares.

In the first quarter of 2004, the Group bought back 5,092,944 shares at an average price of 137.07 (excluding dividends) and a total market value of DKr698m. This buyback forms part of the repurchase programme of a total market value of DKr3bn during the first half of 2004. At the annual general meeting in 2005, the Group will propose that the shares bought back be cancelled.

DANSKE BANK SHARES	Q1 2004	Q1 2003	Full year 2003
Average number of shares outstanding in the period	671,251,800	711,145,481	695,374,857
Number of shares outstanding, end of period	667,172,808	709,809,511	672,265,752
Number of issued shares, end of period	711,675,849	732,000,000	711,675,849

Shareholders' equity

Shareholders' equity was DKr62bn at the end of the quarter. The change in Group equity since the end of 2003, aside from the net profit for the period, reflects the changes resulting from amendments to Danish accounting legislation (see Accounting Policies below). In addition, shareholders' equity was reduced by DKr698m after the share buyback in the first quarter of 2004.

Solvency

The solvency ratio at the end of March 2004 (excluding the net profit for the period) stood at 10.3%, of which 7.1 percentage points derived from Group core (tier 1) capital. The share buyback in the first quarter of 2004 reduced the core (tier 1) capital ratio by 0.1 of a percentage point. The forthcoming share buyback in the second quarter of 2004 will reduce the ratio by another 0.3 of a percentage point.

Danske Bank intends to raise hybrid capital in the amount of $700m in the second quarter of 2004.

CAPITAL AND SOLVENCY (DKr m)	March 31, 2004	March 31, 2003	December 31, 2003
Core capital, less statutory deductions	57,362	58,468	58,699
Supplementary capital, less statutory deductions	25,199	21,809	25,351
Total capital base, less statutory deductions	82,561	80,277	84,050
Total weighted items	803,432	791,403	766,965
Solvency ratio, %	10.3	10.1	11.0
Core (tier 1) capital ratio, %	7.1	7.4	7.7

Balance sheet

The total assets of the consolidated Group were DKr1,842bn at the end of the quarter, against DKr1,764bn a year earlier. Danica Pension's assets, which are not consolidated in the Group accounts, amounted to DKr195bn, against DKr181bn at the end of the first quarter of 2003.

Lending

Loans and advances extended by the banking business increased by DKr20bn, or 5%, to DKr410bn.

Domestic loans and advances grew by DKr9bn, or 4%, reflecting a DKr13bn increase in the retail segment and a DKr4bn fall in the corporate segment. Since the beginning of the year, domestic lending has risen by DKr7bn, or 3%.

Loans and advances extended by non-Danish units increased by DKr11bn, or 4%. When adjusted for changes in exchange rates, lending advanced by DKr15bn, the result of a DKr18bn, or 12%, increase in the other Nordic countries and a DKr3bn, or 4%, fall in non-Nordic countries. Since the beginning of the year, lending by units outside Denmark has risen by DKr6bn, or 3%.

Repo loans grew by DKr64bn to DKr144bn, compared with the repo loan portfolio at the end of the first quarter of 2003. The growth was attributable to the increase in the business volume with selected global financial institutions and higher customer activity in the fixed-income market.

Mortgage lending rose by 5% to DKr503bn at the end of the first quarter of 2004.

Securities

Bonds and equities amounted to DKr429bn, against DKr438bn at the end of the first quarter of 2003.

Deposits

Deposits totalled DKr448bn, against DKr429bn at the end of the first quarter of 2003. The increase of DKr19bn, or 4%, was the result of a DKr12bn increase in deposits made by large institutional clients and a DKr7bn increase in deposits made by retail customers.

Ratings

In April 2004, Moody's, the international rating agency, upgraded the Group's long-term rating from Aa2 to Aa1. Moreover, the Group was upgraded from B+ to A- in the category Financial Strength. The Group's long-term AA- rating with Standard & Poor's remained unchanged.

Incentive programmes

Share options for the accounting year 2003 were allotted in first quarter of 2004. The total number of share options allotted was 2,280,000, including 190,667 allotted to the Executive Board members. The strike price was fixed at DKr157.18, computed as the average price of Danske Bank shares for 20 trading days after the release of the annual report plus 10%. Moreover, the number of rights allotted to purchase conditional shares was 310,000, including 5,377 allotted to the Executive Board members. The market value of these conditional shares of DKr44m was expensed in the 2003 accounts together with the bonus awards for the year.

At the end of the first quarter of 2004, members of the Board of Directors and the Executive Board held 35,434 Danske Bank shares.

Accounting policies

The report for the first quarter of 2004 has been prepared in compliance with the Copenhagen Stock Exchange guidelines for issuers of listed securities. The Group has not changed its accounting policies from those followed in the Annual Report for 2003 except in the instances indicated below. The changes were implemented to adjust the accounting policies to amendments to Danish accounting legislation.

With effect from January 1, 2004, software developed by the Group is capitalised as an intangible asset and amortised over its expected useful life, with a maximum of three years. Previously, development costs were charged fully to the profit and loss account in the year of development. The pre-tax profit for the period was DKr8m higher because of the change. After tax, the effect was DKr6m.

Certain types of fee income that form an integral part of the actual return on loans, advances, guarantees and the like are accrued over the term of such facilities. Previously, such types of fee income were booked as income on receipt. Shareholders' equity as at January 1, 2004, was DKr198m lower because of this change, whereas the pre-tax profit for the period was DKr12m higher. After tax, the effect was DKr8m.

Comparative figures have not been restated.

International Financial Reporting Standards (IFRS)

The Group plans to present its report for the first quarter of 2005 in accordance with the IFRS.

At the end of March 2004, the International Accounting Standards Board (IASB) published new reporting standards, including insurance reporting standards, to come into force on January 1, 2005. The IASB's restrictions on valuation of assets at their fair value still need to be determined before the new international standards can be fully implemented. Apart from this, the Group is implementing the new standards as scheduled.

The Group expects to announce the financial effect of the implementation of the IFRS to come into force on January 1, 2005, in its Annual Report for 2004.

Business areas

The organisational adjustment announced in October 2003 took effect on January 1, 2004. The adjustment included a separation of Banking Activities, Denmark, into a Danske Bank division and a BG Bank division.

Other Banking Activities comprise the Danish banking activities carried out by the subsidiaries Nordania and HandelsFinans and the international banking activities carried out in the UK, the USA, Luxembourg, Germany, Poland and Finland.

The comparative figures for 2003 have been restated to reflect the new organisational structure.

CORE EARNINGS BEFORE PROVISIONS (DKr m)	Q1 2004	Q1 2003	Index 04/03	Share Q1 2004
- Banking Activities, Danske Bank	1,018	1,020	100	31%
- Banking Activities, BG Bank	399	373	107	12%
- Banking Activities, Norway	81	139	58	3%
- Banking Activities, Sweden	159	169	94	5%
- Other Banking Activities	438	441	99	13%
Banking Activities, total	2,095	2,142	98	64%
Mortgage Finance	537	619	87	17%
Danske Markets	308	351	88	9%
Danske Capital	104	71	146	3%
Danica Pension	314	269	117	10%
Other areas	-100	-131	76	-3%
Total Group	3,258	3,321	98	100%

The Group's total core earnings before provisions amounted to DKr3,258m in the first quarter of 2004, against DKr3,321m in the first quarter of 2003, corresponding to a fall of 2%.

The improvement in core earnings from Other areas reflects a decline in severance payments from DKr220m in the first quarter of 2003 to DKr70m in the first quarter of 2004 and adverse results of currency hedging of earnings at units outside Denmark.

Developments in the individual business areas are described on the following pages.

Danske Bank

Banking Activities, Danske Bank

Banking Activities, Danske Bank, encompasses the banking activities carried out by the Danske Bank division in Denmark. Danske Bank caters to all types of retail and corporate customers. The Bank's finance centres serve large corporate customers, and its private banking department serves affluent retail customers. Banking Activities, Danske Bank, has 292 branches and almost 4,200 employees.

BANKING ACTIVITIES, DANSKE BANK [DKr m]	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Full year 2003
Net interest income	1,359	1,414	1,403	1,411	1,442	5,670
Fee income	733	630	663	729	671	2,693
Other income	152	126	143	169	128	566
Core income	2,244	2,170	2,209	2,309	2,241	8,929
Operating expenses and depreciation	1,226	1,329	1,235	1,371	1,221	5,156
Core earnings before provisions	1,018	841	974	938	1,020	3,773
Provisions for bad and doubtful debts	222	203	132	487	-3	819
Core earnings	796	639	842	451	1,023	2,954
Bank loans and advances, end of period	144,973	139,674	137,349	141,874	142,459	139,674
Deposits, end of period	179,150	178,553	180,396	180,005	172,555	178,553
Risk-weighted items (avg.)	149,560	148,766	146,745	148,451	145,281	147,319
Allocated capital (avg.)	9,721	9,670	9,538	9,649	9,443	9,576
Core earnings as % p.a. of allocated capital	32.8	26.4	35.3	18.7	43.3	30.8
Cost/core income ratio, %	54.6	61.3	55.9	59.4	54.5	57.7

- Core income unchanged despite falling interest rates
- Higher income from securities trading by customers
- Satisfactory sales of *Danske Prioritet*
- Growing market share of retail lending
- Declining market share of corporate lending

Core earnings before provisions remained at the level recorded in the first quarter of 2003, although net interest income declined as a result of the fall of about 0.8 of a percentage point in short-term money market rates. This led to a fall in the return on allocated capital and reduced earnings on the deposit surplus. On the other hand, higher fee income and other income sustained core income. Trading activity rose for almost all types of securities products.

Expenses were at the same level as the year before. Provisions for bad and doubtful debts amounted to DKr222m in the first quarter of 2004.

Total loans rose by 2% from the first quarter of 2003. Retail loans advanced 26%, in part because of healthy sales of the property financing product *Danske Prioritet*, which is an alternative to mortgage financing. This helped lift Danske Bank's share of the retail market from the level recorded in March 2003. Modest demand for corporate loans resulted in a 6% fall in this segment. The Bank's market share of corporate loans was lower than at the end of March 2003.

Sales of customer packages were satisfactory. During the first three months, the Bank sold 20,000 *Danske Ekstra* packages. An increasing number of them included the American Express card. Sales of the customer packages *Danske Erhverv* and *Danske Ung* were also satisfactory. At the end of the quarter, Danske Bank had sold a total of 294,000 customer packages.

In the first quarter of 2004, the Bank recorded an inflow of both corporate and retail customers to its finance centres, whereas the number of customers in the rest of the branch network remained stable. No branches were merged in the first quarter.

Banking Activities, BG Bank

Banking Activities, BG Bank, encompasses the banking activities carried out by the BG Bank division in Denmark. BG Bank serves all types of retail customers and most corporate customers through its branch network. In addition, BG Bank serves a number of agricultural customers at special agricultural centres. Banking Activities, BG Bank, has 173 branches and just over 1,800 employees.

BANKING ACTIVITIES, BG BANK (DKr m)	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Full year 2003
Net interest income	641	631	631	643	666	2,571
Fee income	314	303	300	296	295	1,194
Other income	32	32	24	54	25	135
Core income	987	966	955	993	986	3,900
Operating expenses and depreciation	588	658	602	644	613	2,517
Core earnings before provisions	399	308	353	349	373	1,383
Provisions for bad and doubtful debts	-23	84	50	3	38	175
Core earnings	422	224	303	346	335	1,208
Bank loans and advances, end of period	48,138	47,543	45,373	45,847	45,700	47,543
Deposits, end of period	62,258	62,577	60,856	61,963	61,514	62,577
Risk-weighted items (avg.)	51,874	50,749	50,656	50,522	49,398	50,336
Allocated capital (avg.)	3,372	3,299	3,293	3,284	3,211	3,272
Core earnings as % p.a. of allocated capital	50.1	27.2	36.8	42.1	41.7	36.9
Cost/core income ratio, %	59.6	68.1	63.0	64.9	62.2	64.5

- Core income unchanged despite falling interest rates
- Increase in lending as a result of satisfactory *Bolig Plus* sales
- Improved cost/core income ratio
- Market share of lending maintained

Core earnings before provisions was 7% higher in the first quarter of 2004 than in the first quarter of 2003. Growth in lending compensated for lower short-term money market rates, which put pressure on the deposit margin.

Fee income benefited from a larger trading volume in the securities market and good sales of *BG Invest* products. In addition, the increase in lending kept loan processing fees at a high level.

Expenses were 4% lower owing to staff reductions in 2003. Provisions for bad and doubtful debts showed a positive result of DKr23m.

Total loans and advances grew by 5% from the first quarter of 2003. Retail loans rose 13%, owing mainly to satisfactory sales of the property financing product *Bolig Plus*, which is an alternative to mortgage loans. Loans to corporate customers fell 2%. The market shares of loans to retail and corporate customers were unchanged from March 2003.

The number of *BG Plus* customer packages grew by 6,500. In the first quarter of 2004, BG Bank sold 1,100 *BG Erhverv* packages to self-employed persons. The packages were launched at the beginning of 2004. At the end of the quarter, BG Bank had sold a total of 220,000 customer packages.

BG Bank benefited from a positive trend in the number of customers in the first quarter of 2004. In addition, BG Bank managed to extend its business with a number of customers who had previously used its facilities sparingly. No branches were merged in the first quarter.

Danske Bank

Banking Activities, Norway

Banking Activities, Norway, encompasses the banking activities carried out by Fokus Bank in Norway. Banking Activities, Norway, has 63 branches and about 1,000 employees.

BANKING ACTIVITIES, NORWAY (DKr m)	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Full year 2003
Net interest income	264	289	325	318	338	1,270
Fee income	58	68	73	61	55	257
Other income	14	11	16	29	10	66
Core income	336	368	414	408	403	1,593
Operating expenses and depreciation	255	284	244	291	264	1,083
Core earnings before provisions	81	84	170	117	139	510
Provisions for bad and doubtful debts	13	19	43	46	28	136
Core earnings	68	65	127	71	111	374
Core earnings in local currency	78	82	139	86	118	425
Bank loans and advances, end of period	54,415	52,632	55,196	52,156	52,433	52,632
Deposits, end of period	27,961	28,424	26,299	30,383	29,311	28,424
Risk-weighted items (avg.)	44,674	45,334	47,513	48,223	48,520	47,389
Allocated capital (avg.)	2,904	2,947	3,088	3,134	3,154	3,080
Core earnings as % p.a. of allocated capital	9.4	8.8	16.4	9.1	14.1	12.1
Cost/core income ratio, %	75.9	77.2	58.9	71.3	65.5	68.0

- Net interest income down by 22% due to the sharp fall in short-term money market rates and in the Norwegian krone
- Lending up 11% in local currency since the first quarter of 2003
- Opening of new branches in Oslo, Bergen and Trondheim

Core earnings before provisions from Norwegian banking activities amounted to DKr81m in the first quarter of 2004. The fall of DKr58m from the first quarter of 2003 stems from the sharp fall in Norwegian money market rates and the Norwegian krone. Lower returns on allocated capital and lower deposit margins therefore overshadowed the positive effects of the underlying growth in lending. Measured in local currency, income fell by 8%, whereas expenses rose by 8% as a result of an increase in provisions for pension commitments and the establishment of new branches.

Provisions for bad and doubtful debts amounted to DKr13m in the first quarter, against DKr28m in the first quarter of 2003.

Lending totalled NKr62bn, reflecting a 15% increase in loans to retail customers and a 6% increase in loans to corporate customers. Demand for corporate loans remained moderate, although the inflow of new customers continued. Fokus Bank is the principal banker of 10% of Norway's 500 largest businesses. Its market share of both loans and deposits was 4%.

The inflow of retail customers was consistently high after the new branch openings and launches of new products and customer programmes in recent years. Fokus Bank serves 230,000 customers. In the first quarter of 2004, new branches were opened in the three largest cities, Oslo, Bergen and Trondheim.

Danske Bank

Banking Activities, Sweden

Banking Activities, Sweden, encompasses the banking activities carried out by Östgöta Enskilda Bank and Provinsbankerne in Sweden. Banking Activities, Sweden, has 46 branches and about 1,000 employees.

BANKING ACTIVITIES, SWEDEN (DKr m)	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Full year 2003
Net interest income	334	366	321	306	345	1,340
Fee income	100	89	87	69	76	320
Other income	12	19	26	17	13	74
Core income	446	474	434	392	434	1,734
Operating expenses and depreciation	287	293	250	254	265	1,062
Core earnings before provisions	159	181	184	138	169	672
Provisions for bad and doubtful debts	3	32	-34	10	103	111
Core earnings	156	149	218	128	66	561
Core earnings in local currency	194	187	256	159	82	684
Bank loans and advances, end of period	77,408	75,262	73,724	70,943	65,887	75,262
Deposits, end of period	26,377	26,131	26,161	24,067	23,280	26,131
Risk-weighted items (avg.)	64,509	62,380	63,023	62,404	60,859	62,173
Allocated capital (avg.)	4,193	4,055	4,098	4,056	3,956	4,041
Core earnings as % p.a. of allocated capital	14.9	14.7	21.3	12.6	6.7	13.9
Cost/core income ratio, %	64.3	61.8	57.6	64.8	61.1	61.2

- Core income up 3% despite falling interest rates
- Increasing fee income as a result of higher activity in the securities market
- Growth in lending of 17%, in local currency, since the first quarter of 2003
- Opening of two new branches in Stockholm

Core earnings before provisions from banking activities in Sweden amounted to DKr159m, against DKr169m in the first quarter of 2003.

The fall in interest rates had a negative effect on earnings owing to lower returns on allocated capital and lower deposit margins. Net interest income, measured in local currency, fell by 3% from the first quarter of 2003 despite good growth in lending.

Fee income advanced substantially on the strength of increasing equity trading by customers, growing business volume and the launch of a new retail customer programme which gives customers access to a larger number of sophisticated bank products.

Total growth in income was 3%, measured in local currency, compared with the first quarter of 2003.

The rise in expenses reflects the increase in staff and the establishment of a new Swedish head office at *Norrmolmstorg* in Stockholm. Moreover, two new branches were opened in Stockholm in the first quarter of 2004.

Lending totalled SKr96bn, reflecting a 19% increase in loans to retail customers and a 13% increase in loans to corporate customers. Growth was attributable to the inflow of new customers through the branch network and to good sales of property financing solutions.

Market shares amounted to 8% of loans and 4% of deposits. Danske Bank in Sweden serves 180,000 customers.

Other Banking Activities

Other Banking Activities comprise the Danish banking activities carried out by the subsidiaries Nordania and HandelsFinans and the international banking activities carried out in the UK, the USA, Luxembourg, Germany, Poland and Finland.

OTHER BANKING ACTIVITIES (DKr m)	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Full year 2003
Net interest income	460	518	483	469	477	1,947
Fee income	148	146	126	162	147	581
Other income	35	22	-5	68	49	134
Core income	643	686	604	699	673	2,662
Operating expenses and depreciation	205	281	235	220	232	968
Core earnings before provisions	438	405	369	479	441	1,694
Provisions for bad and doubtful debts	104	43	143	-75	286	397
Core earnings	334	362	226	554	155	1,297
Bank loans and advances, end of period	89.223	86,812	91,833	94,713	90,546	86,812
Deposits, end of period	58,374	61,373	56,382	68,744	69,804	61,373
Risk-weighted items (avg.)	110,496	114,001	119.374	120,937	126,558	120,181
Allocated capital (avg.)	7,182	7,410	7,759	7,881	8,226	7,812
Core earnings as % p.a. of allocated capital	18.6	19.6	11.7	28.2	7.5	16.6
Cost/core income ratio, %	31.9	40.9	38.9	31.5	34.5	36.4

CORE EARNINGS BEFORE PROVISIONS (DKr m)	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Full year 2003
Banking Activities, UK	171	156	173	197	166	692
Banking Activities, USA	47	57	47	75	78	257
Nordania	91	69	83	85	83	320
HandelsFinans	29	24	28	37	32	121
Other	100	99	39	85	82	304
Total Other Banking Activities	438	405	369	479	441	1,694

The UK
Core earnings before provisions from UK banking activities amounted to DKr171m, against DKr166m in the first quarter of 2003. Although there was a decline in the level of activity, core earnings, measured in local currency, remained at the same level as in the first quarter of 2003 because both income and expenses fell.

The USA
Core earnings before provisions from US banking activities amounted to DKr47m. Disregarding the effect of the fall in the dollar, core earnings declined by DKr22m from the first quarter of 2003. This trend is due to the ongoing reduction in exposure to businesses outside the Bank's principal markets in northern Europe and to one-off gains in 2003.

Nordania
Core earnings before provisions were DKr91m, against DKr83m in the first quarter of 2003. The increase in earnings was due mainly to higher business activity and to profits on sales of assets.

Other
The growth in income from other areas came primarily from positive developments in activities in Luxembourg.

Danske Bank

Mortgage Finance

Mortgage Finance encompasses the Danske Bank Group's mortgage finance and real-estate agency business in Denmark. The division markets its financing solutions through Realkredit Danmark, Danske Bank, BG Bank and "home". Real-estate agency business is carried out through "home".

MORTGAGE FINANCE (DKr m)	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Full year 2003
Net interest income	751	788	851	783	804	3,226
Fee income	33	47	28	41	70	186
Other income	67	61	-24	16	75	128
Core income	851	896	855	840	949	3,540
Operating expenses and depreciation	314	370	347	360	330	1,407
Core earnings before provisions	537	526	508	480	619	2,133
Provisions for bad and doubtful debts	2	19	-19	-2	26	24
Core earnings	535	507	527	482	593	2,109
Loans, end of period	503,133	498,037	489,471	484,464	477,720	498,037
Risk-weighted items (avg.)	249,008	247,771	244,896	239,535	235,483	241,963
Allocated capital (avg.)	16,186	16,105	15,918	15,570	15,306	15,728
Core earnings as % p.a. of allocated capital	13.2	12.6	13.2	12.4	15.5	13.4
Cost/core income ratio, %	36.9	41.3	40.6	42.9	34.8	39.7

- Lower core income in comparison with last year's extraordinarily strong refinancing activity
- Growth in lending of 5%
- Net new lending adversely affected by sales of bank-based property loans
- Market share of interest-only loans at 41%

In the first quarter of 2004, Mortgage Finance generated core earnings before provisions of DKr537m, against DKr619m in the first quarter of 2003.

Core income was DKr851m, against DKr949m in the first quarter of 2003. Total lending was 5% higher than at the end of the first quarter of 2003. Core income was adversely affected by the fact that the mortgage finance market did not see the same extraordinarily high refinancing activity as in the first quarter of 2003. In addition, lower short-term money market rates led to smaller returns on allocated capital and liquid funds.

Operating expenses and depreciation were 5% lower than in the first quarter of 2003.

Realkredit Danmark's gross lending totalled DKr35bn in the first quarter of 2004, against DKr51bn in the same period the year before. Realkredit Danmark's market share of gross lending stood at 31.3%, against 30.0% in the first quarter of 2003. The market share of net new lending was 25.4%, compared with 27.0% in the first quarter of 2003. Net new lending is defined as gross lending less repayment of loans with or without the raising of new loans. The market share was adversely affected by the bank branches' sales of the new property financing products.

The loan portfolio rose by DKr25bn to DKr503bn since the end of the first quarter of 2003, the private market accounting for almost half of the increase.

In the first quarter of 2004, interest-only loans still accounted for a large share of activities in the private market. In the two quarters since the launch of interest-only loans in October 2003, Realkredit Danmark disbursed interest-only loans of a total value of DKr35bn. This corresponds to a market share of 41%. Almost all interest-only loans were disbursed as FlexLån®.

In the first quarter of 2004, FlexLån® accounted for 75% of all loans disbursed by Realkredit Danmark, against 52% for the whole of 2003. At the end of the first quarter of 2004, FlexLån® constituted 44% of the mortgage loan portfolio, against 40% at the end of 2003.

Danske Markets

Danske Markets is responsible for the Group's activities in the financial markets. These activities include foreign exchange, equity and fixed-income trading, management of the Group's short-term liquidity and trading services for the Group's retail banking units. Danske Markets serves the largest corporate and institutional clients, providing financial products, advisory services regarding acquisitions and assistance to customers in connection with their issue of equity and debt on the international financial markets.

DANSKE MARKETS (DKr m)	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Full year 2003
Core income	690	620	581	702	701	2,604
Operating expenses and depreciation	382	310	320	422	350	1,402
Core earnings before provisions	308	310	261	280	351	1,202
Provisions for bad and doubtful debts	0	0	0	0	0	0
Core earnings	308	310	261	280	351	1,202
Loans, end of period	3,515	1,907	4,012	3,936	3,339	1,907
Risk-weighted items (avg.)	61,630	45,407	60,678	79,547	69,421	63,689
Allocated capital (avg.)	4,006	2,951	3,944	5,171	4,512	4,140
Core earnings as % p.a. of allocated capital	30.8	42.0	26.5	21.7	31.1	29.0
Cost/core income ratio, %	55.4	50.0	55.1	60.1	49.9	53.8

- Satisfactory level of income maintained
- Higher earnings from equity trading and corporate finance

In the first quarter of 2004, Danske Markets generated core earnings before provisions of DKr308m, against DKr351m in the first quarter of 2003. Although lower than last year, the level of earnings is still considered satisfactory. The rise in costs was attributable mainly to higher transaction-based expenses and to provisions for performance-based compensation.

Sales of fixed-income products continued the good trend of the previous quarters. As before, government and mortgage bonds accounted for most of the trading volume. Danske Markets consolidated its leading position in the Scandinavian market.

The foreign exchange markets continued to see large fluctuations in exchange rates between the major currencies and between the Scandinavian currencies. Customer demand for ongoing services related to foreign exchange products, including options, remained high.

Danske Markets experienced an increase in investor interest in the Scandinavian equity markets. Retail and international investors accounted for the largest increase, but Danish institutional clients also increased their business volumes. This trend resulted in a healthy rise in equity sales and earnings.

Corporate Finance achieved substantial growth in income in the first quarter of 2004. A number of the advisory assignments that Corporate Finance had been working on for quite some time were concluded in the quarter under review. The prospects of economic recovery and improved liquidity and higher risk tolerance in the capital markets generally enhanced customer demand for corporate finance advisory services.

Danske Capital

Danske Capital manages the funds of retail customers and institutional clients and the funds of Danica Pension, Firstnordic, Puljeinvest (pooled investment) and Flexinvest. The division also provides advisory services to Danske Invest and BG Invest. Investment management products are sold to retail and corporate customers through the country organisations and external distributors. Danske Capital serves institutional investors directly.

DANSKE CAPITAL (DKr m)	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Full year 2003
Net interest income	2	1	1	-1	1	2
Fee income	181	190	182	191	155	718
Other income	-4	-13	-5	-20	3	-35
Core income	179	178	178	170	159	685
Operating expenses and depreciation	75	117	89	108	88	402
Core earnings before provisions	104	61	89	62	71	283
Risk-weighted items (avg.)	1,048	1,628	1,303	1,409	1,172	1,379
Cost/core income ratio, %	41.9	65.7	50.0	63.5	55.3	58.7
Assets under management (DKr bn)	383	370	367	365	348	370

- Higher core income due to positive developments on the capital markets
- Retail market share of 39%
- Positive turnaround in sales to institutional investors
- Lower costs

Core earnings before provisions were DKr104m, against DKr71m in the first quarter of 2003. The growth in earnings was due mainly to higher core income resulting from an increase in assets under management combined with a rise in core income as a percentage of assets under management. The increase in this percentage reflects, among other things, an increase in the proportion of equities under management to 18% in the first quarter of 2004 from 15% in the first quarter of 2003.

Operating expenses and depreciation declined by 15%, due mainly to restructurings in 2003.

Total assets under management rose by 10% from the end of March 2003 to DKr383bn. Increased sales accounted for 42% of the rise, and the rest was ascribable to developments on the equity and bond markets.

Danske Capital's retail market share of total assets was 39% at the end of March 2004, against 42% at the same time in 2003. Danske Capital experienced a turnaround in sales to institutional customers in Denmark. After a somewhat difficult year in the Danish institutional market in 2003, when a number of index-linked mandates were discontinued or reduced, sales rose by DKr1.2bn in the first quarter of 2004.

Results of investments were not completely satisfactory in all investment categories in the first quarter of 2004. Generally, the returns on bond portfolios and global equity portfolios underperformed the benchmarks. On the other hand, value was created in tactical asset allocation, investment-grade credit bonds and a number of Nordic and eastern European equity funds. The hedge fund Danske Hedge Mortgage Arbitrage achieved an above-target return.

Danica Pension

Danica Pension encompasses all the Group's activities in the life insurance and pensions market. The area, marketed under the name of Danica Pension, is run by the Danica Pension Group and Forsikringsselskabet Danica and targets both retail and corporate customers. Products are marketed through a range of distribution channels within the Danske Bank Group, primarily Banking Activities' outlets and Danica Pension's team of insurance agents and advisers.

DANICA PENSION (DKr m)	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Full year 2003
Net interest income on allocated assets	71	97	62	68	83	310
Risk allowance	254	211	241	231	217	900
Unit-linked and health care business, etc.	34	-72	9	24	17	-22
Core insurance income	359	236	312	323	317	1,188
Funding cost, net	-45	-57	-38	-41	-48	-184
Core insurance earnings	314	179	274	282	269	1,004
Technical provisions	177,324	172,645	170,527	169,765	164,578	172,645
Allocated capital (solvency margin)	7,081	6,910	6,913	6,889	6,721	6,910
Core earnings as % p.a. of allocated capital	17.7	10.4	15.9	16.4	16.0	14.5

- Improvement in core insurance earnings
- Return on investments of customer funds of 3.2%, against 1.3% the year before
- Strengthening of collective bonus potential

Core earnings from the Group's insurance activities amounted to DKr314m, against DKr269m in the first quarter of 2003.

The life insurance risk allowance totalled DKr254m, against DKr217m in the first quarter of 2003. This rise was the result of increasing business volume.

The positive trend in the securities markets allowed the booking of the risk allowance for the period. Danica Pension posted a return on investments of customer funds of 3.2%, against 1.3% in the first quarter of 2003. The return on bonds, including derivatives, stood at 3.1%. The return on equities was 4.3%, and the return on real property was 2.2%. Given the market conditions and the chosen risk profile, the return was satisfactory. Investment assets consisted of bonds (81%), equities (10%) and real property (9%). Customers with a unit-linked pension scheme and a medium-risk profile obtained a return of 4.6%.

Gross premiums, including unit-linked products, were about DKr3.5bn, in line with the level in the first quarter of 2003. The trend in regular premiums was satisfactory, while single premiums were lower than expected.

Unit-linked and health care business generated a profit of DKr34m, against DKr17m the year before. Danica Link gross premiums stood at DKr500m in the first quarter of 2004, up 18% on the figure for the first quarter of 2003. In the health care area, the positive trend of 2003 continued, and the number of health care policies increased by 4%.

At the end of the first quarter of 2004, the collective bonus potential was DKr8.1bn, or 5.6% of life insurance provisions. A 30% fall in equity prices would reduce the collective bonus potential by about DKr4.1bn, while a fall in interest rates of 1.0 percentage point would not have any effect because the risk has been hedged.

Earnings from investment portfolios

Earnings from investment portfolios stem from the Group's own equity, fixed-income and currency positions, including the total portfolio of unlisted shares, which include shares in companies providing the financial infrastructure in Denmark.

EARNINGS FROM INVESTMENT PORTFOLIOS (DKr m)	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Full year 2003
Fixed-income and currency positions	212	64	236	183	348	830
Shares						
Unlisted	46	102	-34	367	8	443
Listed	252	23	24	262	55	364
Expenses	60	19	43	41	41	144
Earnings from investment portfolios, banking business	450	170	182	771	370	1,493
Share of return on investments, Danica Pension	73	-14	-5	65	76	122
Risk allowance, Danica Pension	0	954	0	217	-217	954
Earnings from investment portfolios, Danica Pension	73	940	-5	282	-141	1,076
Total earnings from investment portfolios	523	1,110	177	1,053	229	2,569
Risk-weighted items, banking business (avg.)	29,059	25,523	24,545	25,516	25,956	25,357
Allocated capital, banking business (avg.)	1,989	1,659	1,595	1,659	1,681	1,648

- Market characterised by high volatility and falling interest rates
- Satisfactory return on investments
- Positive earnings from Danica Pension's investment portfolios

The Group's total earnings from investment portfolios were DKr523m in the first quarter of 2004, against DKr229m in the first quarter of 2003.

The market was characterised by falling interest rates and rising equity prices.

Earnings from investment portfolios generated by the banking business amounted to DKr450m, against DKr370m the year before.

Fixed-income and currency positions generated earnings of DKr212m – a decline of DKr136m on the first quarter of 2003. The fall in earnings was attributable to the slightly lower interest rate risk in 2004.

Equities generated a return of DKr298m, against DKr63m in the first quarter of 2003. The return on listed shares amounted to DKr252m in the first quarter of 2004, compared with DKr55m the year before. At a 10% change in equity prices, the Group's portfolio of listed shares would cause a change in earnings of DKr87m, against DKr120m at the end of March 2003.

Unlisted shares generated a return of DKr46m, against DKr8m the year before.

Earnings from the investment portfolios of the insurance business were DKr73m in the first quarter of 2004, against a loss of DKr141m in the first quarter of 2003, when the postponement of the risk allowance reduced earnings by DKr217m.

The increase in expenses was due mainly to performance-based compensation.

The Group's overall sensitivity to a 1.0 percentage point change in interest rates was DKr894m at the end of the first quarter of 2004. The highest interest rate risk during the quarter was DKr985m and the lowest DKr539m.

Currency exposure was limited. Calculated according to foreign exchange indicator 2 of the Danish Financial Supervisory Authority, the currency risk was DKr106m at the end of the quarter.

Outlook for 2004

For 2004 as a whole, the Group generally expects a positive trend in its business activities in comparison with 2003. Lower average interest rates in Denmark and Norway, however, are likely to leave net interest income at the level recorded in 2003. Fee income is expected to rise slightly in 2004 as a result of higher activity. Trading income is likely to fall in step with lower activity in the fixed-income and foreign exchange markets. Core insurance earnings should increase as a result of an improved risk result.

Total core income should be at roughly the same level as in 2003.

The decline in headcount in 2003 will help to cut staff expenses in 2004, and severance payments will decrease in step with the falling number of staff leaving the Group. IT operating expenses are also expected to decline. The Group will thus continue to focus on tight cost containment, and overall expenses are likely to fall in 2004, although at a slower pace than in 2003. Hence the downward trend in the cost/core income ratio recorded in recent years should continue in 2004.

Developments in the loan portfolio are not expected to lower its quality, and the provisioning ratio is therefore expected to remain relatively low.

Against this background, core earnings should be slightly higher in 2004.

Earnings from investment portfolios in the banking and insurance businesses will depend heavily on the trends in the financial markets, including the level of securities prices at the end of the year.

The Group expects its tax charge, including the tax on loan loss reserves, to amount to 30% of pre-tax profit.

Copenhagen, May 6, 2004

Danske Bank

Danske Bank Group

CORE EARNINGS AND NET PROFIT FOR THE PERIOD (DKr m)	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003
Net interest income from banking activities, etc.	3,709	3,876	3,896	3,786	4,026
Fee and commission income, net	1,559	1,456	1,472	1,507	1,475
Trading income	856	815	642	875	963
Other core income	293	231	236	413	247
Core insurance earnings	314	179	274	282	289
Total core income	6,731	6,557	6,520	6,872	7,000
Operating expenses and depreciation	3,473	3,830	3,496	3,815	3,679
Core earnings before provisions	3,258	2,727	3,024	3,057	3,321
Provisions for bad and doubtful debts	321	400	315	469	478
Core earnings	2,937	2,327	2,709	2,588	2,843
Earnings from investment portfolios	523	1,110	177	1,053	229
Profit before tax	3,460	3,437	2,886	3,641	3,072
Tax	1,020	985	855	1,097	813
Net profit for the period	2,440	2,452	2,031	2,544	2,259
Portion attributable to minority interests	-	-	-	-	-

BALANCE SHEET HIGHLIGHTS (DKr bn)					
Bank loans and advances	410	397	397	398	390
Repo loans	144	126	124	78	80
Mortgage loans	503	498	489	484	479
Bonds and shares	429	494	435	444	439
Due to credit institutions and central banks	364	300	316	291	349
Deposits	448	435	417	429	429
Repo deposits	50	49	44	26	29
Issued bonds	723	765	693	697	698
Subordinated debt	33	34	34	32	30
Shareholders' equity	62	60	64	63	63
Total assets	1,842	1,826	1,768	1,722	1,764

Profit and loss account for Danske Bank Group *

(DKr m)	Q1 2004	Q1 2003	Full year 2003
Interest income	15,692	18,033	67,228
Interest expense	11,036	13,081	46,963
Net interest income	4,656	4,952	20,265
Dividends from shares	83	58	235
Fee and commission income	1,986	1,816	7,514
Fees and commissions paid	343	300	1,462
Net interest and fee income	6,382	6,526	26,552
Securities and foreign exchange income	214	348	-713
Other operating income	251	215	1,237
Staff costs and administrative expenses	3,443	3,629	14,451
Amortisation, depreciation and write-downs	87	85	469
Other operating expenses	3	6	24
Provisions for bad and doubtful debts	321	478	1,662
Income from associated and subsidiary undertakings	467	161	2,586
Profit before tax	3,460	3,072	13,036
Tax	1,020	813	3,750
Net profit for the period	2,440	2,259	9,286
Portion attributable to minority interests	-	-	-

* The accounting format of the Danish Financial Supervisory Authority.

Danske Bank

Balance sheet for Danske Bank Group

(DKr m)	March 31, 2004	March 31, 2003	December 31, 2003
ASSETS			
Cash in hand and demand deposits with central banks	13,780	7,051	9,949
Due from credit institutions and deposits with central banks	214,988	247,056	166,117
Loans and advances	1,056,802	947,729	1,020,618
Bonds	414,646	426,648	481,883
Shares, etc.	12,761	9,115	11,680
Holdings in associated undertakings	1,448	1,584	1,423
Holdings in subsidiary undertakings	13,623	11,796	13,307
Intangible assets	83	18	64
Tangible assets	5,800	6,209	5,884
Own shares	1,304	875	986
Other assets	104,810	104,852	112,973
Prepayments	2,130	1,314	1,350
Total assets	1,842,275	1,764,247	1,826,134
LIABILITIES AND EQUITY			
Due to credit institutions and central banks	363,885	348,630	299,880
Deposits	497,924	457,652	483,884
Issued bonds	723,924	688,103	765,347
Other liabilities	159,746	174,798	181,31[illegible]
Deferred income	887	637	59[illegible]
Provisions for obligations	1,107	1,431	1,106
Subordinated debt	33,482	30,456	33,549
Minority interests	9	9	9
Shareholders' equity			
Share capital	7,717	7,320	7,117
Reserve for own shares	1,304	875	986
Revaluation reserve	37	38	37
Brought forward from prior years	51,097	52,029	47,428
Retained profit for the year	2,440	2,259	4,883
Total shareholders' equity	61,995	62,521	60,451
Total liabilities and equity	1,842,275	1,764,247	1,826,134
OFF-BALANCE-SHEET ITEMS			
Guarantees, etc.	92,401	78,726	79,9[illegible]5
Other commitments	110,651	95,069	106,0[illegible]6
Total off-balance-sheet items	203,052	173,795	185,9[illegible]1

Danske Bank

Capital

CHANGES IN SHAREHOLDERS' EQUITY AND MINORITY INTERESTS (DKr m)	Q1 2004	Q1 2003	Full year 2003
Shareholders' equity, beg. of period	60,451	60,319	60,319
Adjustment of accounting policies	-198	250	250
Reduction of own shares	-698	-307	-5,000
Reversal of revaluation reserve upon sale	-	-	-1
Net profit for the period	2,440	2,259	9,268
Dividends	-	-	-4,661
Dividends from own shares	-	-	259
Shareholders' equity, end of period	61,995	62,521	60,451
Minority interests, beg. of period	9	9	9
Minority interests, end of period	9	9	9

CAPITAL BASE AND SOLVENCY RATIO	DANSKE BANK GROUP		
(DKr m)	March 31, 2004	March 31, 2003	December 31, 2003
Core capital, less statutory deductions	57,362	58,468	58,699
Eligible subordinated debt and revaluation reserve	32,648	28,908	32,546
Statutory deduction for insurance subsidiaries	-7,090	-6,725	-6,916
Other statutory deductions	-359	-374	-329
Supplementary capital, less statutory deductions	25,189	21,809	25,351
Total capital base, less statutory deductions	82,561	80,277	84,050
Weighted items			
not included in trading portfolio	721,107	706,226	699,455
included in trading portfolio, with market risk	82,325	85,177	67,530
Total weighted items	803,432	791,403	766,985
Core (tier 1) capital ratio, %	7.14	7.40	7.65
Solvency ratio, %	10.28	10.10	10.96
Statutory minimum solvency requirement, %	8.00	8.00	8.00

Danske Bank

Notes to the profit and loss account

SEGMENTS Q1 2004

(DKr m)	Banking Activities	Mortgage Finance	Danske Markets	Danske Capital	Danica Pension	Other	Core earnings	Earnings from investment portfolios	Trading income, etc.	Total *
Net interest income	3,056	751	-	2	-	-102	3,709	266	661	4,656
Dividends from shares	43	-	-	-	-	-	43	43	-3	83
Fee and commission income	1,353	33	-	181	-	-8	1,559	-5	89	1,643
Net interest and fee income	4,454	784	-	183	-	-110	5,311	324	747	6,38[illegible]
Trading income/Securities and foreign exchange income	167	35	690	-4	-	-32	856	154	-796	21[illegible]
Other operating income	35	32	-	-		183	250	1	-	251
Expenses, depreciation and amortisation	2,561	314	382	75	-	138	3,470	60	-	3,530
Other operating expenses		-	-	-	-	3	3	-	-	3
Insurance activities/ Income from associated and subsidiary undertakings	-	-	-		314	-	314	104	49	46[illegible]
Provisions for bad and doubtful debts	319	2	-	-	-	-	321	-	-	321
Profit before tax	1,776	535	308	104	314	-100	2,937	523	-	3,460
Total assets (avg.)	508,456	516,918	671,225	3,292	-	4,708	1,704,599	95,304	-	1,799,903
Risk-weighted items (avg.)	421,113	249,008	61,630	1,048	-	4,708	737,507	29,059	-	766,566
Allocated capital (avg.)	27,372	16,186	4,006	68	7,081	305	55,018	1,889	-	56,908
Number of full-time-equivalent staff at March 31	8,885	988	536	192	829	5,208	16,638	38	-	16,676

SEGMENTS Q1 2003

(DKr m)	Banking Activities	Mortgage Finance	Danske Markets	Danske Capital	Danica Pension	Other	Core earnings	Earnings from investment portfolios	Trading income, etc.	Total *
Net interest income	3,268	804	-	1	-	-47	4,026	357	569	4,9[illegible]2
Dividends from shares	33	-	-	-	-	-	33	23	2	[illegible]8
Fee and commission income	1,244	70	-	155	-	6	1,475	-8	49	1,516
Net interest and fee income	4,545	874	-	156	-	-41	5,534	372	620	6,5[illegible]6
Trading income/Securities and foreign exchange income	160	48	701	3	-	71	983	35	-670	348
Other operating income	33	27	-	-	-	155	215	-	-	215
Expenses, depreciation and amortisation	2,595	330	350	88	-	311	3,674	41	-	3,715
Other operating expenses	1	-	-	-	-	5	6	-	-	6
Insurance activities/ Income from associated and subsidiary undertakings	-	-	-	-	269	-	269	-137	50	182
Provisions for bad and doubtful debts	452	26	-	-	-	-	478	-	-	478
Profit before tax	1,690	593	351	71	269	-131	2,843	229	-	3,072
Total assets (avg.)	487,454	505,173	629,048	1,237	-	4,984	1,626,896	76,706	-	1,703,[illegible]02
Risk-weighted items (avg.)	430,616	235,493	69,421	1,172	-	4,984	741,676	25,856	-	767,532
Allocated capital (avg.)	27,990	15,306	4,512	76	6,721	324	54,930	1,681	-	56,[illegible]11
Number of full-time-equivalent staff at March 31	9,283	1,009	512	211	837	5,668	17,520	39	-	17,[illegible]59

* The accounting format of the Danish Financial Supervisory Authority.

Danske Bank

Financial calendar

Danske Bank has planned the announcement of financial reports for 2004 to take place on the following dates:

Half-year report	August 17, 2004
Nine-month report	October 26, 2004

Contacts

Peter Straarup, Chairman of the Executive Board, tel.: +45 33 44 01 07
Tonny Thierry Andersen, Chief Financial Officer, tel.: +45 33 44 11 47

Address

Danske Bank
Holmens Kanal 2-12
DK-1092 København K
Tel: +45 33 44 00 00
CVR-nr. 61 12 62 28

Relevant links

www.danskebank.com/reports
www.bgbank.dk
www.fokus.no
www.oeb.se
www.rd.dk
www.danicapension.dk

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